UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

E-Home Household Service Holdings Limited
(Name of Issuer)

Common stock, par value $0.2 per shares
(Title of Class of Securities)

G2952X120
(CUSIP Number)

08/11/2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2952X120
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast International Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 774 900
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 774 900
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774 900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%
12	TYPE OF REPORTING PERSON (see instructions) FI

Coast International Asset Management Limited(Collectively, “Coast”), an asset management company with Hong Kong SFC licensed type 4,9, serves as an investment manager to certain other funds. Coast may possess voting and/or investment power over the securities of the issuer that are owned by the Funds, and may be deemed to be the beneficial own an aggregate of 744 900 shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds, Coast does not directly own any shares of common stock of the Issuer and disclaims beneficial ownership of such securities.

CUSIP No. G2952X120
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast International Financial Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 774 900
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 774 900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774 900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%
12	TYPE OF REPORTING PERSON (see instructions) HC

Coast International Financial Holdings Limited (CIFHL) is the Holding company of Coast International Asset Management Limited (CIAML). CIFHL does not directly own any shares of common stock of the Issuer. CIFHL may be deemed to beneficially own an aggregate of 744 900 ordinary shares of the Issuer.

CUSIP No. G2952X120
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wang Jing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 774 900
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 774 900
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774 900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%
12	TYPE OF REPORTING PERSON (see instructions) IN

Mr Wang Jing is the CEO of Coast International Asset Management Limited.

CUSIP No. G2952X120
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fan Kwan Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 774 900
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 774 900
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774 900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%
12	TYPE OF REPORTING PERSON (see instructions) IN

Mr Fan Kwan Ho is the Chief Investment Officer of Coast International Asset Management Limited.

Item 1(a).	Name of Issuer:
E-Home Household Service Holdings Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices:
E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China

Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by
Coast International Asset Management Limited (Coast)

Coast International Financial Holdings Limited (CIFHL)

Fan Kwan Ho

Wang Jing

Coast is the investment manager for the funds. CIFHL is the holding company of Coast. Wang Jing is the CEO of Coast. Fan Kwan Ho is the Chief Investment Officer of Coast.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i) Coast International Asset Management Limited

Room 3712, 37/F., Hong Kong Plaza, 188 Connaught Road West, Central and Western District, Hong Kong

(ii) Coast International Financial Holdings Limited

Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box905, Quastisky Building, Road Town, Tortola, British Virgin Islands

(iii) Wang Jing

Flat C, 17/F Sky-Garden, 223 Prince Edward Road, West Kowloon Tong, Kowloon, Hong Kong

(iv) Fan Kwan Ho 2/F, Block B4, Kwan Lok Sun Tsuen, Yuen Long, Hong Kong
Item 2(c).	Citizenship:
(i) Coast International Asset Management Limited Hong Kong (ii) Coast International Financial Holdings Limited British Virgin Islands (iii) Wang Jing Hong Kong (iv) Fan Kwan Ho Hong Kong

Item 2(d).	Title of Class of Securities:
Common stock, Par value $0.2 per share

Item 2(e).	CUSIP Number: G2952X120

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power
Coast International Asset Management Limited	774 900	5.19%	774 900		774 900
Coast International Financial Holdings Limited	774 900	5.19%		774 900		774 900
Fan Kwan Ho	774 900	5.19%	774 900		774 900
Wang Jing	774 900	5.19%	774 900		774 900

Coast International Asset Management Limited(Collectively, “Coast”), an asset management company with Hong Kong SFC licensed type 4,9, serves as an investment manager to certain other funds. Coast may possess voting and/or investment power over the securities of the issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds, Coast does not directly own any shares of common stock of the Issuer and disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Coast International Financial Holdings Limited (CIFHL) is the Holding company of Coast (100% own). CIFHL does not directly own any shares of common stock of the Issuer. CIFHL may be deemed to beneficially own an aggregate of 774 900 ordinary shares of the Issuer, CIFHL expressly disclaims such beneficial ownership of the 774 900 ordinary shares held by the funds managed by Coast.

Mr Wang Jing is the CEO of Coast International Asset Management Limited. Mr Fan Kwan Ho is the Chief Investment Officer of Coast International Asset Management Limited. Mr Wang Jing and Mr Fan Kwan Ho have the voting and investment power on the ordinary shares held by the funds managed by Coast. To the extent, Mr. Wang Jing and Mr Fan Kwan Ho, who do not directly own any shares of common stock of the Issuer, may be deemed to beneficially own such shares, Mr Wang Jing and Mr Fan Kwan Ho disclaim beneficial ownership of such common shares except to the extent of voting and investment power interest.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Funds described above, under the management of Coast, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. To the knowledge of Coast, the interest of any one such Fund does not exceed 5% of the class of securities mentioned in this schedule. Coast, CIFHL, Mr Wang Jing and Mr Fan Kwan Ho do not directly own any shares of common stock of the Issuer and disclaim beneficial ownership of all such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See item 4

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Nov 15,2023

Coast Interntional Asset Management Limited

/s/	Wang Jing
Name:	Wang Jing
Title:	Sole-Director

Coast International Financial Holdings Limited

/s/	Wang Jing
Name:	Wang Jing
Title:	Sole-Director

Fan Kwan Ho

/s/	Fan Kwan Ho
Name	Fan Kwan Ho

Wang Jing

/s/	Wang Jing
Name:	Wang Jing

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of (may be deemed to have) beneficially owned by each of them to such a statement on Schedule 13G with respect to the ordinary shares, par value of US$0.2 per share, of E-Home Household Service Holdings Limited.,  Cayman Islands. It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13G, filed on behalf of each of the parties hereto.

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of Nov 15, 2023.

Coast Interntional Asset Management Limited

/s/	Wang Jing
Name:	Wang Jing
Title:	Sole-Director

Coast International Financial Holdings Limited

/s/	Wang Jing
Name:	Wang Jing
Title:	Sole-Director

Fan Kwan Ho

/s/	Fan Kwan Ho
Name	Fan Kwan Ho

Wang Jing

/s/	Wang Jing
Name:	Wang Jing